Cue Capital Limited Partnership
Statement of Financial Condition
As of December 31, 2015

Assets

Cash and Cash Equivalents	$	79,675
Account receivable		366,977
Property and Equipment, Net		33,569
Prepaid Expenses		29,721
Other Assets		8,412
Total Assets	$	518,354

Liabilities and Member's Equity
Current Liabilities

Accounts Payable and Accrued Expenses	$	21,917
Total Current Liabilities		21,917
Member's Equity		496,437
Total Liabilities and Member's Equity	$	518,354

The accompanying notes are an integral part of these financial statements.